UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                            SCHEDULE 13G/A

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 3)*


                       SunStar Healthcare, Inc.
----------------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, par value $.001 per share
----------------------------------------------------------------------
                    (Title of Class of Securities)

                              867939-10-0
             --------------------------------------------
                            (CUSIP Number)



         Check the following box if a fee is being paid with the statement[ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 636320-10-3      Amendment No. 3 to   PAGE    2    OF     3    PAGES
                             Schedule 13G             -------     -------
------------------------                       ---------------------------------

----------- --------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            National Home Health Care Corp.
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            N/A
                                                                     (a)  [_]
                                                                     (b)  [_]

----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- --------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                            630,490
         EACH
      REPORTING         --------- ----------------------------------------------
        PERSON
         WITH
                           6      SHARED VOTING POWER
                                           0
                        --------- ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           630,490
                        --------- ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            630,490

----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [_]
            N/A
----------- -------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            21.6%
----------- -------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------

** Based on a total of 2,919,330 shares issued and outstanding as of September 30, 1999, which amount was derived from the quarterly report on Form 10-Q of the Issuer for the quarter ended September 30, 1999, filed on November 15, 1999 (the most recent periodic report filed by the Issuer).

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                       ---------------------------------

CUSIP NO. 636320-10-3      Amendment No. 3 to   PAGE    3    OF     3    PAGES
                             Schedule 13G             -------     -------
------------------------                       ---------------------------------

         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

ITEM 4.   OWNERSHIP.       As of December 31, 2000:

         (a)      Amount beneficially owned: 630,490 shares of common stock.

         (b)      Percent of Class:21.6% (see footnote on page 2)

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: 630,490

                  (ii)     shared power to vote or direct the vote: 0

                  (iii)    sole power to dispose or direct the  disposition  of:
                           630,490

                  (iv)     shared power to dispose or direct the disposition of:
                           0


                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 8, 2001



                                          NATIONAL HOME HEALTH CARE CORP.


                                          By: /s/ Robert P. Heller
                                            ------------------------------------
                                            Name: Robert P. Heller
                                            Title: Vice President of Finance and
                                            Chief Financial Officer